Exhibit 99.1

	EXECUTIVE COMMITTEE ROBERT C. BARG P. SCOTT FROST JOHN G. HATTNER JOSEPH J. SPELLMAN RICHARD B. TALLEY, JR.	CHAIRMAN & CEO C.H. (SCOTT) REES III PRESIDENT & COO DANNY D. SIMMONS
WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING GEOLOGY GEOPHYSICS PETROPHYSICS

January 14, 2021

Mr. Kirk D. Tholen

Alliance Royalty, LLC

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

Dear Mr. Tholen:

In accordance with your request, we have audited the estimates prepared by Alliance Royalty, LLC (Alliance), as of December 31, 2020, of the proved reserves and future revenue to the Alliance royalty interest in certain oil and gas properties located in the United States.  It is our understanding that the proved reserves estimates shown herein constitute approximately 95 percent of all proved reserves owned by Alliance.  We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  We completed our audit on or about the date of this letter.  This report has been prepared for Alliance's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Alliance's estimates of the net reserves and future net revenue, as of December 31, 2020, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	4,054.5	1,814.3	19,450.6	167,657.7	86,628.7
Proved Developed Non-Producing	799.8	300.3	2,435.3	30,358.7	18,165.4
Proved Undeveloped	1,947.5	817.5	9,131.2	82,541.2	45,422.6

Total Proved	6,801.8	2,932.0	31,017.0	280,557.6	150,216.6

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate.  Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on an area-by-area basis, some of the estimates of Alliance are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI).  However, in our opinion the estimates shown herein of Alliance's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards.  We are satisfied with the methods and procedures used by Alliance in preparing the December 31, 2020, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Alliance.

2100 ROSS AVENUE, SUITE 2200 DALLAS, TEXAS 75201 PH: 214-969-5401 FAX: 214-969-5411	info@nsai-petro.com
1301 MCKINNEY STREET, SUITE 3200 HOUSTON, TEXAS 77010 PH: 713-654-4950 FAX: 713-654-4951	netherlandsewell.com

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.  Alliance's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Prices used by Alliance are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2020.  For oil and NGL volumes, the average West Texas Intermediate spot price of $39.54 per barrel is adjusted by area for quality, transportation fees, and market differentials.  For gas volumes, the average Henry Hub spot price of $1.985 per MMBTU is adjusted by area for energy content, transportation fees, and market differentials.  All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $36.95 per barrel of oil, $7.99 per barrel of NGL, and $0.88 per MCF of gas.

Because Alliance owns no working interest in these properties, no operating costs or capital costs would be incurred.  However, estimated operating costs and capital costs have been used to confirm economic producibility and determine economic limits for the properties.  These cost estimates are based on our knowledge of similar wells in the area.  Operating costs and capital costs are not escalated for inflation.  Alliance would not incur any costs due to abandonment, nor would it realize any salvage value for the lease and well equipment.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, estimates of Alliance and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Alliance, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred by the working interest owners in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 95 percent of the present worth for the total proved reserves.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Alliance with respect to ownership interests, oil and gas production, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  Our audit did not include a review of Alliance's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy that we considered to be appropriate and necessary to establish the conclusions set forth herein.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Alliance, are on file in our office.  The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.  Michael F. Krehel, Jr., a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1998 and has over 15 years of prior industry experience.  William J. Knights, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 1991 and has over 10 years of prior industry experience.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Michael F. Krehel, Jr.	/s/ William J. Knights
By:	By:
Michael F. Krehel, Jr., P.E. 97142	William J. Knights, P.G. 1532
Vice President	Vice President

Date Signed: January 14, 2021	Date Signed: January 14, 2021

MFK:LMS

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